Exhibit (d)(192)

Schedule A

Trusts and Portfolios Covered by the Sub-Research Agreement, dated as of August 1, 2007, between

Fidelity Investments Japan Limited

and

Fidelity International Investment Advisors

Name of Trust	Name of Portfolio	Type of Fund	Effective Date

Fidelity Investment Trust	Fidelity Global Commodity Stock Fund	Equity	__/__/__